Exhibit 21.1

Subsidiaries of Rumble Inc.

1.	Rumble Canada Inc. (Ontario)
2.	Rumble USA Inc. (Delaware)
3.	Locals Technology Inc. (Delaware)
4.	1000045707 Ontario Inc. (“CallCo”) (Ontario)
5.	1000045728 Ontario Inc. (“ExchangeCo”) (Ontario)